Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

January 15, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:     Omphalos Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 11, 2008
Forms 10-Q for the quarters ended March 31, and September 30, 2008
Form 8-K/A tiled April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos, Corp. (the “Company”) to the corresponding numbered comments in the January 7, 2009 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach has been discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.
Please refer to prior comment 3 and your response thereto. Your response only addresses whether the items are operating items and did not address why you believe the current classification of the gain on lawsuit represents revenues. Please discuss the nature of these items in the context of your business and tell us why the amount is classified as revenues.

Response:
The amount of $378,013 presented on the statements of income for the year 2007 was in fact a purchase return and should be classified as a purchase return instead of revenue.
During the third quarter 2007, the Company returned several defected items to its vendor. The vendor filed the lawsuit against the Company and demanded the payment for the merchandise. During the same period, the court ruled in favor of the Company and stated that the Company has the right of returning defected items and the purchase return process was completed. The Company was not liable for the payment.
We will revise the statements of income to reclassify the amount as a purchase return instead of revenue.

Note 1. Organization and Summary of Significant Accounting Policies. page 7

Accounts Receivable, page 8

2.
Please refer to prior comment 7 and your response thereto. We note that you review your accounts receivable "on a periodic basis, usually quarterly." Please tell us how you ensure that the amounts of your receivables are properly stated at the end of each quarter if the analysis is not performed on at least a quarterly basis.

Response:
The Company reviews the accounts receivable on a quarterly basis to determine the allowance for doubtful accounts.

We will revise our disclosure of accounting policies for accounts receivable as follows:

“Accounts Receivable — Accounts receivable are carried at original invoice amount less estimates made for doubtful receivables. Management determines the allowance for doubtful accounts on a quarterly basis based on a review of the current status of existing receivables, account aging, historical collection experience, subsequent collections, management's evaluation of the effect of existing economic conditions, and other known factors. The provision is provided for the above estimates made for all doubtful receivables. Account balances are charged off against the allowance only when the Company considers it is probable that a receivable will not be recovered. Recoveries of trade receivables previously written off are recorded when received.”

Revenue Recognition. page 9

3.
Please refer to prior comment 8 and your response thereto. Please disclose your standard shipping terms which result in your recording revenue upon shipment. Clarify the terms of sale that typically cause you to record revenue when title passes to and the risks and rewards of ownership have transferred to the customer.

Response:

The Company’s standard shipping term is Free on Board (FOB) shipping point. The Company recognizes revenue upon shipment for the sales under the term FOB shipping point.  For the sales under other shipping term arrangements, such as FOB destination, the Company recognizes revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales.

We will expand our disclosure of accounting policies for revenue recognition as follows:

“~The Company derives revenues from the sale of equipments and parts to customers.  The Company’s standard shipping term is Free on Board (FOB) shipping point. The Company recognizes revenue upon shipment for the sales under the term FOB shipping point.  For the sales under other shipping term arrangements, such as FOB destination, the Company recognizes revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales. Usually no returns, discounts or other allowances are provided to customers. Shipping and handling charges to customers are included in net sales. Shipping and handling charges incurred by the Company are included in cost of goods sold. ~”

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board